Exhibit 99.72

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Acreage Holdings, Inc.

We consent to the incorporation by reference in this Registration Statement on Form 40-F of our report,

dated November 9, 2018, relating to the consolidated financial statements of High Street Capital Partners,

LLC d/b/a Acreage Holdings (the “Company”) which appears in Exhibit 99.59, which is incorporated by reference in this Registration Statement on Form 40-F.

We also consent to the references to us under the heading “Interests of Experts” which appears in the Form 2a Listing Statement dated November 14, 2018, included in Exhibit 99.59, which is incorporated by reference in this Registration Statement on Form 40-F.

/s/ Macias Gini & O’Connell LLP

Sacramento, California

January 29, 2019